

January 4, 2013

VIA EMAIL
Steven Bierman
Chairman and President
CNH Capital Receivables LLC
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

Re: CNH Capital Receivables LLC
Registration Statement on Form S-3
Filed December 7, 2012
File No. 333-185337

Dear Mr. Bierman,

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement
Composition of the Receivables . . ., page S-20

1. With respect to delinquent payments and defaulted receivables, please provide bracketed disclosure with respect to accrued and unpaid interest with respect to loans and the unpaid portion of lease payments attributable to the annual percentage rate. Please refer to Item 1111(b)(4) of Regulation AB.

Base Prospectus
Pre-Funding Periods, page 17

2. On page 17 of the Base Prospectus under "Pre-Funding Periods," you indicate that "the acquisition or underwriting criteria for additional pool assets to be acquired during the pre-funding period will be the same as applied to the initial asset pool." On page S-8 of

the Prospectus Supplement under "Risk Factors–[Characteristics of the pool of receivables . . .]," you indicate that additional receivables "may be originated at a later date using credit criteria different from those that were applied to the initial receivables and may be of a different credit quality." Please revise to remove any inconsistencies or advise as to why these statements are not inconsistent. If different credit criteria will be used, please revise the prospectus or prospectus supplement to include the required disclosure on such credit criteria.

Issuing Entities, page 19

3. We note that the base prospectus indicates that certificates may be offered pursuant to the prospectus in the pending registration statement. However, the cover of the pending registration statement appears to indicate that certificates are not being registered. Please confirm that certificates will not be offered pursuant to the pending registration statement and revise throughout to clarify accordingly.

4. If you intend to issue certificates under the pending registration statement, tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses. See also the note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455. If you need further assistance, you may contact me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Trent M. Murch, Greenberg Traurig, LLP (Via E-Mail)